UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 31, 2007

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Patni Computer Systems Limited

Registered Office: S-1A Irani Market Compound, Yerawada , Pune-411006, India

Corporate Office   : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093

Summary of Consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the quarter and nine months ended 30 September 2007, prepared as per US GAAP

USD in thousands except share data

	Quarter ended 30 September		Nine months ended 30 September		Year ended 31 December
	2007	2006	2007	2006	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	169,452	151,707	488,796	424,580	578,851
Cost of revenues	117,074	98,575	329,394	273,513	373,966
Gross profit	52,378	53,132	159,402	151,067	204,885
Selling, general and administrative expenses	31,067	26,264	85,451	80,878	106,472
Provision for doubtful debts and advances	(201)	520	973	815	1,191
Foreign exchange (gain) / loss , net	(7,455)	1,262	(18,657)	2,158	2,748
Operating income	28,967	25,086	91,635	67,216	94,474
Interest and dividend income	3,494	2,315	9,417	7,223	10,088
Interest expense	(985)	(477)	(2,627)	(4,342)	(2,840)
Gain on sale of investments, net	962	1,017	5,935	1,633	1,679
Other income/(expense), net	160	91	1,554	3,470	3,541
Income before income taxes	32,598	28,032	105,914	75,200	106,942
Income taxes	4,981	5,751	17,242	41,679	47,692
Net Income / (loss)	27,617	22,281	88,672	33,521	59,250
Earning per share
- Basic	$0.20	$0.16	$0.64	$0.24	$0.43
- Diluted	$0.20	$0.16	$0.63	$0.24	$0.43
Weighted average number of common and redeemable common shares used in computing earnings per share
- Basic	138,704,702	137,940,096	138,565,775	137,882,995	137,957,477
- Diluted	139,958,237	138,861,054	139,783,336	138,753,997	138,904,860
Total assets	832,726	598,259	832,726	598,259	640,341
Cash and cash equivalents	44,812	45,350	44,812	45,350	46,510
Investments	281,429	224,797	281,429	224,797	246,016

Notes

1	The above statement of financial results were taken on record by the Board of Directors at its adjourned meeting held on 31 October 2007.

2

The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries have been prepared on a consolidated basis in accordance with accounting principles generally accepted in the United States (‘US GAAP’). All significant inter-company transactions have been eliminated on consolidation.

3

The subsidiaries considered in the consolidated financial statements as at 30 September 2007 are wholly owned subsidiaries, namely Patni Computer Systems Inc. USA, Patni Computer Systems (UK) Ltd., Patni Computer Systems GmbH, Patni Telecom Solutions Inc., Patni Telecom Solutions Private Limited, Patni Telecom Solutions (UK) Limited, Patni Life Sciences Inc. (formerly Taratec Development Corporation) and Patni Computer Systems Brasil Ltda.

4

On July 2, 2007, Patni Computer Systems (UK) Limited, a wholly owned subsidiary of the Company, acquired Logan-Orviss International (LOI), a European telecommunications consulting services company for a purchase price of $8,614 (including direct acquisition related expenses of $864).

5

On July 1, 2007, Patni Computer Systems Inc. USA, a wholly owned subsidiary of the Company, acquired 100% equity interest in Taratec Development Corporation, a leading consulting company in the life sciences industry providing integrated business, information technology, and regulatory compliance products and services for a purchase price of $15,680 (including direct acquisition related expenses of $435).

6

Executive Directors, Mr G.K.Patni and Mr A.K.Patni, under contract until October 24, 2008, ceased to be Executive Directors effective October 1, 2007 to become founder-directors. Termination benefit payments amounting to $2,240 have been recorded as selling, general and administrative expenses in the Income Statement for the three month and nine month period ended September 30, 2007

7

During the quarter ended Sept 2007, Patni Computer Systems Ltd has, through its wholly owned subsidiary, Patni Computer Systems Inc, acquired from one of its major customer, the worldwide rights for a software Proprietary Intellectual Property Rights that enables communication service providers to offer customer management, retail point-of-sale and billing services for a variety of products and services amounting to $20,368

8	Previous period figures have been appropriately reclassified to conform to the current period’s presentations.

Summary of financial statements prepared as per US GAAP - Convenience translation (Unaudited)

Rs. in thousands except share data

	Quarter ended 30 September		Nine months ended 30 September		Year ended 31 December
	2007	2006	2007	2006	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Exchange Rate (Rs.)	39.75	45.95	39.75	45.95	44.11

Revenues	6,735,698	6,970,944	19,429,623	19,509,451	25,533,112
Cost of revenues	4,653,695	4,529,535	13,093,408	12,567,941	16,495,639
Gross profit	2,082,003	2,441,409	6,336,215	6,941,510	9,037,473
Selling, general and administrative expenses	1,234,891	1,206,824	3,396,662	3,716,344	4,696,477
Provision for doubtful debts and advances	(7,971)	23,878	38,677	37,428	52,536
Foreign exchange (gain) / loss , net	(296,350)	57,988	(741,630)	99,148	121,211
Operating income	1,151,433	1,152,719	3,642,506	3,088,590	4,167,249
Interest and dividend income	138,906	106,363	374,322	331,871	444,978
Interest expense	(39,145)	(21,912)	(104,424)	(199,499)	(125,269)
Gain on sale of investments, net	38,233	46,717	235,922	75,048	74,065
Other income/(expense), net	6,341	4,172	61,754	159,455	156,212
Income before income taxes	1,295,768	1,288,059	4,210,080	3,455,465	4,717,235
Income taxes	198,012	264,254	685,358	1,915,162	2,103,684
Net Income / (loss)	1,097,756	1,023,805	3,524,722	1,540,303	2,613,551
Earning per share
- Basic	7.91	7.42	25.44	11.17	18.94
- Diluted	7.84	7.37	25.22	11.10	18.82
Total assets	33,100,866	27,489,997	33,100,866	27,489,997	28,245,426
Cash and cash equivalents	1,781,290	2,083,854	1,781,290	2,083,854	2,051,557
Investments	11,186,804	10,329,409	11,186,804	10,329,409	10,851,772

Disclaimer:

We have translated the financial data derived from our consolidated financial statements prepared in accordance with US GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York.The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated above, or at all. Investors are cautioned to not rely on such translated amounts.

By Order of the Board
for Patni Computer Systems Limited

Narendra K. Patni
Chairman and Chief Executive Officer

Audited Consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the quarter and nine months ended 30 September 2007, as per Indian GAAP.

Rs. in thousands except share data

	Quarter ended 30 September		Nine months ended 30 September		Year ended 31 December
	2007 (Audited)	2006 (Audited)	2007 (Audited)	2006 (Audited)	2006 (Audited)

Income
Sales and service income	6,747,357	6,999,399	20,131,382	19,239,862	26,080,258
Other income	343,078	174,396	1,457,625	380,624	556,869
	7,090,435	7,173,795	21,589,007	19,620,486	26,637,127

Expenditure
Personnel costs	4,017,333	3,976,536	11,595,564	10,738,445	14,447,266
Selling, general and administration costs	1,561,020	1,517,662	4,577,108	4,488,065	5,920,858
Depreciation (net of transfer from revaluation reserves)	241,915	202,229	719,457	600,374	842,693
Interest costs	39,851	22,103	109,103	195,748	189,635
	5,860,119	5,718,530	17,001,232	16,022,632	21,400,452

Profit for the period / year before prior period items and taxation	1,230,316	1,455,265	4,587,775	3,597,854	5,236,675

Prior period items		—	—	281,394	221,172

Profit for the period / year before taxation	1,230,316	1,455,265	4,587,775	3,316,460	5,015,503
Provision for taxation	299,980	264,582	930,913	1,911,703	2,114,356
MAT credit entitlement	(73,777)	—	(188,098)	—	(5,735)
Provision for taxation - Fringe benefits	10,549	11,075	32,557	33,343	40,085
Provision for taxation (prior periods)	—	—	—	418,976	418,976
Profit/ (Loss) for the period after taxation	993,564	1,179,608	3,812,403	952,438	2,447,821
Paid up equity share capital (Face Value per equity share of Rs 2 each)	277,583	275,922	277,583	275,922	276,564

Reserves excluding revaluation reserves					23,035,534

Earnings per share (Rs. per equity share of Rs.2 each)
- Basic	7.16	8.55	27.51	6.91	17.74
- Diluted	7.09	8.49	27.22	6.85	17.60

Notes:

1

The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries are prepared in accordance with the principles and procedures prescribed by AS 21 - “Consolidated Financial Statements” issued by the Institute of Chartered Accountants of India for the purpose of preparation and presentation of consolidated financial statements. The financial statements of Patni Computer Systems Limited and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances/transactions and resulting unrealized profits in full. Unrealized losses resulting from intra-group transactions have also been eliminated unless cost cannot be recovered in full. The amounts shown in respect of accumulated reserves comprises the amount of the relevant reserves as per the balance sheet of the Parent Company and its share in the post acquisition increase/decrease in the relevant reserves/accumulated deficit of its subsidiaries.Consolidated financials statements are prepared using uniform accounting policies across the Group.

2

The subsidiaries considered in the consolidated financial statements as at 30 September 2007 are wholly owned subsidiaries, namely Patni Computer Systems Inc. USA, Patni Computer Systems (UK) Ltd., Patni Computer Systems GmbH, Patni Telecom Solutions Inc., Patni Telecom Solutions Private Limited, Patni Telecom Solutions (UK) Limited, Patni Life Sciences Inc. (formerly Taratec Development Corporation) and Patni Computer Systems Brasil Ltda.

3

On July 2, 2007, Patni Computer Systems (UK) Limited, a wholly owned subsidiary of the Company, acquired Logan-Orviss International (LOI), a European telecommunications consulting services company for a purchase price of Rs.349,099 (including direct acquisition related expenses of Rs.34,419).

4

On July 1, 2007, Patni Computer Systems Inc. USA, a wholly owned subsidiary of the Company, acquired 100% equity interest in Taratec Development Corporation, a leading consulting company in the life sciences industry providing integrated business, information technology, and regulatory compliance products and services for a purchase price of Rs.6,38,342 (including direct acquisition related expenses of Rs.17,331).

5

Executive Directors, Mr G.K.Patni and Mr A.K.Patni, under contract until October 24, 2008, ceased to be Executive Directors effective October 1, 2007 to become founder-directors. Termination benefit payments amounting to Rs.77,908 have been recorded as Personnel cost in Profit & Loss Account for the three months ended September 30, 2007.

6

The Company adopted Accounting standard 15 (revised 2005) – Employee benefits (“AS 15”) from 1 January, 2007. The excess transition liability as per revised AS 15 for compensated absences was Rs.18,661 (net of tax) and excess liability provided in the books of account as compared to liability as determined under revised AS 15 with respect of defined benefit plans was Rs.26,646 (net of tax) as on 1 January,2007.The net excess liability provided of Rs.7,985 (net of tax) has been adjusted through the balance in the Profit and Loss account as on 1 January, 2007.

During the three months ended 30 September, 2007, the Company determined its liability for sick leave entitlement of its employees to be Rs.57,547 based on actuarial valuation carried out as of 1 January, 2007. In accordance with AS 15, such liability has been adjusted (reduction) from the balance in Profit & Loss Account as of 1 January, 2007. A sum of Rs.7,841 has been recognised as expense under “Personnel Cost” in the Profit & Loss Account for the three months and nine months period ended 30 September, 2007, being the cost of such sick leave entitlement benefit for the period ended 30 September, 2007 based on actuarial valuation.

7

During 2006, the Company received a demand from the Income tax department for Rs. 630,166 (Including interest demand of Rs. 186,850) for the Assessment Year 2004-05.The tax demand is mainly on account of disallowance of deduction claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by its various eligible undertakings. The Company has filed an appeal challenging the disallowance within the time available under the Income Tax Act.The Company has made a payment of Rs 209,167 as deposit in this regard Considering the facts and nature of disallowance and based on the advice obtained from the Company’s legal counsel, management believes that the disallowance is not tenable, is confident of a favourable outcome in appeal proceedings and hence no provision for such income tax demand is considered necessary.

8	Paid up equity share capital does not include Rs 12,837 (2006 : Rs 2,688) which represents share application money received from employees, on exercise of stock options, pending allotment of shares.

9    Statement of Utilisation of ADS Funds as of 30 September 2007

	No of shares	Price	Amount
Amount raised through ADS (61,56,250 ADSs @ $20.34 per ADS)	12,312,500	466	5,739,262
Share issue expenses			369,406
Net proceeds			5,369,856

Deployment :
1 Held as short term investments			2,733,191
2 Utilised for Capital expenditure for office facilities			2,515,842
3 Exchange loss			120,823
Total			5,369,856

10  Investor complaints for the quarter ended 30 September 2007:

Pending as on 1 July 2007	Received during the quarter	Disposed of during the quarter	Unresolved at the end of the quarter
—	27	27	—

11  Total Public Shareholding*

	As of 30 September		As of 31 December
	2007	2006	2006
- Number of Shares	44,053,297	41,456,596	4,177,621
- Percentage of Shareholding	31.74%	30.05%	30.21%

* Total Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by founders and American Depository Receipt shareholders.)

12  Segment Information:

As on 30 September 2007 and for the quarter ended

					Product Engineering
Particulars	Financial services	Insurance services	Manufacturing	Telecom	Services	Others	Total
For the three months ended 30 September 2007
Sales and service income	972,933	1,561,219	1,734,191	800,474	1,112,985	565,553	6,747,357
For the Nine months ended 30 September 2007
Sales and service income	2,896,405	4,800,132	4,686,846	2,723,634	3,375,570	1,648,793	20,131,382
Balances as at 30 September 2007
Sundry debtors	701,014	967,918	1,467,382	1,056,844	938,063	572,728	5,703,949
Cost and estimated earnings in excess of billings	143,200	136,387	371,393	165,636	251,678	166,006	1,234,302
Billings in excess of cost and estimated earnings	(10,664)	(6,252)	(40,761)	(31,441)	(20,087)	(8,670)	(117,875)
Advance from customers	(4,895)	(371)	(7,735)	—	(3,170)	(5,876)	(22,047)

As on 30 September 2006 and for the quarter ended

					Product Engineering
Particulars	Financial services	Insurance services	Manufacturing	Telecom	Services	Others	Total
For the three months ended 30 September 2006
Sales and service income	1,092,860	1,628,863	1,582,221	1,189,946	1,023,787	481,722	6,999,399
For the nine months ended 30 September 2006
Sales and service income	3,012,302	4,526,380	4,139,179	3,578,376	2,727,135	1,256,490	19,239,862
Balances as at 31 December 2006
Sundry debtors	729,738	943,801	1,174,494	1,005,557	750,026	519,149	5,122,765
Cost and estimated earnings in excess of billings	107,409	45,076	210,680	461,246	108,332	78,591	1,011,334
Billings in excess of cost and estimated earnings	(9,197)	(9,375)	(32,229)	(21,696)	(36,242)	(38,507)	(147246)
Advance from customers	(214)	(805)	(5,391)	—	(1,715)	(112)	(8,237)

13       The Group evaluates segment performance and allocates resources based on revenue growth. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segments as the underlying resources and services are used interchangeably. Fixed assets used in Group’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments.

14       During the quarter ended Sept 2007, Patni Computer Systems Ltd has, through its wholly owned subsidiary, Patni Computer Systems Inc, acquired from one of its major customer, the worldwide rights for a software Proprietary Intellectual Property Rights that enables communication service providers to offer customer management, retail point-of-sale and billing services for a variety of products and services amounting to Rs. 811,461.

15       Until 31 December 2006, the Company reported Product Engineering Services (PES) and Independent Software Vendors (ISV)  as separate business segments. The PES business is primarily related to embedded technology services for products and the ISV unit provided the user interface for these products. Both these segments form part of technology services. The integration of these business segments would faciliate improved client service. Accordingly, effective 1 January 2007, the Company has integrated these two business segments with the primary focus on the following synergies (i) demand for providing end-to-end solutions from product engineering clients, and  (ii) leveraging the domain skills & platform skills to provide end -to- end solutions. Segment data for previous period has been reclassified to conform to current period presentation.

16       Previous period figures have been appropriately reclassified /regrouped to conform to the current period’s presentations.

17       Text of this advertisement was approved by the Board of Directors at the adjourned  meeting held on 31 October 2007.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Narendra K. Patni
31 October 2007	Chairman and Chief Executive Officer

Reconciliation of significant differences between Consolidated Net Income determined in accordance with Indian Generally Accepted Accounting Principles (‘Indian GAAP’) and Consolidated Net Income determined in accordance with US Generally Accepted Accounting Principles (‘US GAAP’) (Unaudited)

Rs. in thousands except share data

	Quarter ended 30 September		Nine months ended 30 September		Year ended 31 December
	2007	2006	2007	2006	2006

Consolidated net income as per Indian GAAP	993,564	1,179,608	3,812,404	952,438	2,447,821
Income taxes	23,351	(2,028)	21,643	(73,595)	(133,791)
Foreign currency differences	161,403	(85,115)	11,694	26,194	(153,501)
Employee retirement benefits	14,191	(12,830)	37,807	3,606	3,895
ESOP related Compensation Cost	(51,897)	(42,631)	(142,140)	(131,176)	(182,732)
Business acquisition	(20,200)	(10,933)	(40,469)	(30,504)	(41,176)
Prior period adjustment	—	—	—	774,816	765,595
Others	(1,277)	6,646	16,330	6,403	(21,878)
Total	125,571	(146,891)	(95,135)	575,744	236,412
Consolidated net income as per US GAAP	1,119,135	1,032,717	3,717,268	1,528,182	2,684,233

Note:

The consolidated net income as per USGAAP shown in the table above differs from the consolidated net income shown under “Summary of financials statements prepared as per USGAAP - Convenience Translation” for reasons explained below the same table.

Financial results of Patni Computer Systems Limited for the quarter and nine months ended 30 September 2007, as per Indian GAAP (Standalone)

Rs. in thousands except share data

	Quarter ended 30 September		Nine months ended 30 September		Year ended 31 December
	2007	2006	2007	2006	2006
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
Income
Sales and service income	3,089,897	2,538,418	8,557,635	7,299,222	9,978,301
Other income	328,098	162,942	1,442,471	220,008	477,509
	3,417,995	2,701,360	10,000,106	7,519,230	10,455,810
Expenditure
Personnel costs	1,560,887	1,197,718	4,082,119	3,369,321	4,461,532
Selling, general and administration costs	654,606	531,067	1,924,528	1,549,383	2,120,996
Depreciation (Net of transfer from revaluation reserve)	205,688	172,058	609,016	517,140	725,602
Interest costs	19,195	283	50,022	89,744	88,792
	2,440,376	1,901,126	6,665,685	5,525,588	7,396,922
Profit for the period before taxation	977,619	800,234	3,334,421	1,993,642	3,058,888
Provision for taxation	192,543	78,711	475,387	926,185	971,681
MAT Credit entitlement	(74,300)	—	(185,123)	—	(5,735)
Provision for taxation-Fringe benefits	10,100	10,491	27,995	31,991	35,313

Profit for the period after taxation	849,276	711,032	3,016,162	1,035,466	2,057,629

Paid up equity share capital (Rs. per equity share of Rs 2 each)	277,583	275,922	277,583	275,922	276,564
Reserves excluding revaluation reserves	—	—	—	—	21,801,849

Earnings per equity share of Rs 2 each
- Basic	6.12	5.15	21.77	7.51	14.91
- Diluted	6.06	5.12	21.53	7.44	14.80

Notes

1	The above statement of financial results were reviewed by the audit committee and approved by the Board of Directors at its adjourned meeting held on 31 October 2007.

2

Executive Directors, Mr G.K.Patni and Mr A.K.Patni, under contract until October 24, 2008, ceased to be Executive Directors effective October 1, 2007 to become founder-directors. Termination benefit payments amounting to Rs.77,908 have been recorded as Personnel cost in Profit & Loss Account for the three months ended September 30, 2007.

3

The Company adopted Accounting standard 15 (revised 2005) – Employee benefits (“AS 15”) from 1 January 2007. The excess liability provided in the books of account as compared to liability as determined under revised AS 15 in respect of compensated absences and defined benefit plans was Rs.33,684 (net of tax) as on 1 January 2007. Such excess liability provided has been adjusted through the balance in the Profit and Loss account as on 1 January 2007.

During the Quarter ended 30 September, 2007, the Company determined its liability for Sick Leave entitlement of its employees to be Rs.57,547 based on actuarial valuation carried out as of 1 January, 2007. In accordance with AS-15, such liability has been adjusted (reduction) from the balance in Profit & Loss Account as of 1 January, 2007. A sum of Rs.7,841 has been recognised as expense under “Personnel Cost” in the Profit & Loss Account for the three months and nine months period ended 30 September, 2007, being the cost of such Sick Leave entitlement benefit for the period ended 30 September, 2007 based on actuarial valuation.

4

During 2006, the Company received a demand from the Indian Income tax department for Rs. 630,166 (including interest demand of Rs. 186,850) for the Assessment Year 2004-05. The tax demand is mainly on account of disallowance of deduction claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by its various eligible undertakings. The Company has filed an appeal challenging the disallowance within the time available under the Income Tax Act. The Company has made payment of Rs. 209,167 as deposit in this regard. Considering the facts and nature of disallowance and based on the advice obtained from the Company’s legal counsel, management believes that the disallowance is not tenable, is confident of a favourable outcome in appeal proceedings and hence no provision for such income tax demand is considered necessary.

5	Paid up equity share capital does not include Rs 12,837 (2006 : Rs 2,688) which represents share application money received from employees, on exercise of stock options, pending allotment of shares.

6	Statement of Utilisation of ADS Funds as of 30 September 2007

	No of shares	Price	Amount
Amount raised through ADS (61,56,250 ADSs @ $20.34 per ADS)	12,312,500	466	5,739,262
Share issue expenses			369,406
Net proceeds			5,369,856

Deployment :
1 Held as short term investments			2,733,191
2 Utilised for Capital expenditure for office facilities			2,515,842
3 Exchange loss			120,823
Total			5,369,856

7             Investor complaints for the quarter ended 30 September 2007:

Pending as on 1 July 2007	Received during the quarter	Disposed of during the quarter	Unresolved at the end of the quarter
—	27	27	—

Financial results of Patni Computer Systems Limited for the quarter and nine months ended 30 September 2007, as per Indian GAAP (Standalone)

8    Total Public Shareholding*

	As of 30 September		As of 31 December
	2007	2006	2006
- Number of Shares	44,053,297	41,456,596	4,177,621
- Percentage of Shareholding	31.74%	30.05%	30.21%

* Total Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by founders and American Depository Receipt shareholders.)

9    Previous period figures have been appropriately reclassified to confirm to the current period’s presentations.

10  Text of this advertisement was approved by the Board of Directors at the adjourned meeting held on 31 October 2007.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Narendra K. Patni
31 October 2007	Chairman and Chief Executive Officer

For Press Release

Patni’s Q3 2007 Revenues up 11.7% YoY at $169.5 million (Rs. 6,735.7 million),
Net Income up 23.9 % at $ 27.6 million ( Rs 1,097.8 million)

Mumbai, India; Cambridge, USA, Oct 31st 2007: Patni Computer Systems Limited (Patni) today announced its financial results for the third quarter ended 30th Sep 2007.

Performance Highlights

Performance Highlights for the quarter ended Sep 30th 2007

•                  Revenues for the quarter at US$ 169.5 million (Rs. 6,735.7 million)

•                  Up 11.7%  YoY from US$ 151.7 million (Rs 6,970.9 million)

•                  Up 3.7% sequentially from  US$ 163.3 million (Rs. 6,628.1 million)

•                  Operating Income for the quarter at US$ 29.0 million (Rs. 1,151.4 million)

•                  Up 15.5% (24.2% excluding onetime charge) YoY from US$ 25.1 million (Rs 1,152.7 million)

•                  Down 10.5% (3.7% excluding onetime charge) sequentially from US$ 32.4 million (Rs 1,313.5 million)

•                  40 basis points impact due to sequential Rupee appreciation

•                  130 basis points impact due to  one time charge

•                  Net Income  for the quarter at US$ 27.6  million (Rs 1,097.8 million)

•      Up 23.9% (33.8% excluding onetime charge) YoY from US$ 22.3 million (Rs 1,023.8 million)

•      Down 16.8% (10.2% excluding onetime charge) sequentially from US$ 33.2  million (Rs 1,347.5 million)

•      Previous quarter saw higher fixed maturity treasury investments maturing during the quarter, resulting in a higher income.

•                  One time charge due to Directors Severance USD 2.2 M (Rs. 87.5 million)

•                  EPS for the quarter at US$ 0.20 per share( US$ 0.40 per ADS ) up 23.3% YoY

•                  Stock based expense for the quarter at US$ 1.3 million as compared to US$ 1.1 million during previous quarter.

•                  Acquired 31 new clients during the quarter. Number of active clients was 293 at quarter end as compared to 267 in Q2 2007.

Future Outlook:

Q4 2007 revenues are expected to be in the range of US$ 170 - 171 million and net income (excluding the foreign exchange gain/loss) is expected to be in the range of US$ 17.0- US$ 17.5 million at a constant $ value of Re. 39.8 per US $ for the quarter.

Management comments

Commenting on the Q3 2007 performance, Mr. Narendra K Patni, Chairman and CEO, Patni Computer Systems Ltd., said “We witnessed another quarter of good operational and financial performance. The acquisitions of Logan Orviss and Taratec were in line with our strategic intent of expanding our business coverage through inorganic means. Accordingly, we will continue to invest in businesses that are in line with our growth strategy. We brought in a new head of global HR as we intensify our efforts on nurturing and retaining the best pool of employable resources. Going forward, we aim to deliver strong growth in our operating and financial performance.”

Commenting on the performance, Mr. Mrinal Sattawala, Chief Operating Officer, Patni, said, “Our client and service offering portfolio continue to strengthen. During the quarter we added 31 new clients taking our total number of active clients to 293. Our top five and top ten clients now contribute 35.6% and 48.5% of total revenues respectively. Our utilization improved considerably at 72.5% from 71.7% in the previous sequential quarter. On an overall basis, we are witnessing improved performance across our operating metrics which should reflect in better financial performance over the medium term”

Speaking on the occasion, Mr. Surjeet Singh, Chief Financial Officer, Patni, added, “Inorganic growth is key component of our growth strategy and we successfully completed two transactions in this quarter besides continued focus on operating parameters of our business . We will continue to make strategic investments in our business for broad based growth.

Corporate developments in Q3 2007

•                 Completed the acquisition of Logan-Orviss International; a leading European based independent specialist telecommunications consulting services Company. This acquisition will strengthen Patni’s capabilities in its communication and media practice enabling the Company to provide operational transformation in its consulting and global delivery. The consideration includes an upfront cash payment and performance linked incentive payments on achieving a financial target over a three year period.

•                 Acquired New Jersey based Life Sciences Services Company, Taratec for $27 million. Taratec is a leading consulting Company in the life sciences industry providing integrated business, information technology, and regulatory compliance products and services. This acquisition will enable Patni to gain complementary capabilities in integrated services, address requirements of the Life Sciences market, from pharmacovigilance to demand driven supply chains, and give access to a marquee client base.

•                 Acquired an Intellectual Property(IP) from UK-based The Carphone Warehouse, an independent retailer of mobile phones and services, with over 2000 stores in ten countries. The IP enables communication service providers and mobile phone retailers to offer customer management, retail point of sale and billing services for a variety of products and services. This acquisition will allow Patni to use the IP for software licensing, provision of re-usable IP led IT services, managed services and the provision of hosted or Software-as-a-Service solution.

•                 Signed a US$ 200 million multi year outsourcing deal with The Carphone Warehouse. As a part of the deal, Patni will provide integrated services in consulting, systems integration, application development and maintenance for the UK-based mobile phone retailer.

•                 Appointed Mr. Rajesh Padmanabhan as Executive Vice-President to head the Company’s Global Human Resources function. Mr. Padmanabhan has over 22 years of industry experience spanning IT, hospitality, financial services, and manufacturing industries.

Management Discussion & Analysis of Performance

(Figures in Million US$ except EPS and Share Data)

CONSOLIDATED STATEMENT OF INCOME
For the quarter / period ended

								2006
						Additional		(Excluding
	Sep 30	Jun 30	QoQ change	Sep 30		Provision in		additional
Particulars	2007	2007	%	2006	2006	2006		provisions)
Revenue	169.5	163.3	3.7%	151.7	578.9	—		578.9
Cost of revenues	112.5	106.0	6.1%	95.2	359.8	-7.0	(1)	366.9
Depreciation	4.6	4.7	-0.8%	3.3	14.1			14.1
Gross Profit	52.4	52.6	-0.5%	53.1	204.9	7.0	(1)	197.8
Sales and marketing expenses	11.0	11.9	-7.4%	11.0	43.1	—		43.1
General and administrative expenses	20.1	16.4	22.4%	15.2	63.4	—		63.4
Provision for doubtful debts and advances	(0.2)	0.6	-134.9%	0.5	1.2	—		1.2
Foreign exchange (gain ) / loss, net	(7.5)	(8.6)	-13.0%	1.3	2.7			2.7
Operating income	29.0	32.4	-10.5%	25.1	94.5	7.0	(1)	87.4
Other income / (expense), net	3.6	7.1	-48.6%	2.9	12.5	0.2		12.4
Income before income taxes	32.6	39.4	-17.3%	28.0	106.9	7.2	(2)	99.8
Income taxes	5.0	6.2	-20.0%	5.8	47.7	27.1		20.6
Net income/ (loss)	27.6	33.2	-16.8%	22.3	59.3	-19.9	(3)	79.2
Earning per share
- Basic	$0.20	$0.24		$0.16	$0.43			$0.57
- Diluted	$0.20	$0.24		$0.16	$0.43			$0.57
Weighted average number of common shares used in computing earnings per share
- Basic	138,704,702	138,646,132		137,940,096	137,957,477			137,957,477
- Diluted	139,958,237	139,978,442		138,861,054	138,904,860			138,904,860

**

Prior years’ tax review by IRS and the Department of Labor Review by Patni’s US Operations has resulted in the net reversals of additional provisions leading to an increase in Q2 2006 Gross Profit and Operating Income and a decrease in Q2 2006 Net Income.

(1)	due to reversal of payroll taxes for earlier years, net of accrual from DOL review
(2)	impact of 1, net of write-back of interest/penalty for earlier years
(3)	impact of re-assessed corporate taxes for earlier years, net of 2

Revenues

Revenues during the quarter were at US$ 169.5 million (Rs 6,735.7 million) representing sequential increase of 3.7% and 11.7% on YoY basis. 31 new clients were added during the quarter.

Gross Profit

Gross margins were at 30.9% as compared to 32.2% in Q2 CY2007. Margins were partially influenced by the following:

•                 Rupee Appreciation ~ 40 basis points

•                 Net period cost changes of 80 basis points

Gross profit on absolute basis in Q3 CY2007 at US$ 52.4 million (Rs 2,082.0 million) was lower by 0.5% sequentially and 1.4% YoY

Selling and Marketing Expenses

Overall sales and marketing costs were lower at 6.5% of sales, US$ 11.0 million (Rs. 436.8 million), as compared to $11.9 million (Rs. 481.4 million) or 7.3% in the previous quarter. The decrease is due to period cost change.

G&A expenses

Normalized G&A cost for the quarter in line with previous quarter. Overall G&A increased to 11.8% in Q3 CY2007 against 10.0% in Q2 CY2007 (US $20.1 million (Rs. 798.1 million) compared to US $ 16.4 million (Rs. 665.8 million) in the previous quarter) on account of one time severance fees paid to Directors (~130 basis points) and marginal accretion in this cost line on account of acquisition.

Foreign exchange gain/loss

The Foreign exchange gain for the quarter was US$ 7.5 million (Rs.296.4 million) on account of mark to market of forward contracts , revaluation of debtors and tax liabilities, as compared to a similar gain of US$ 8.6 million (Rs 347.8 million) in Q2 CY2007.

The quarter end rate for debtors revaluation was Rs 39.85. Outstanding contracts at the end of Q3 of about US$ 175 million contracted  in the range of Rs. 41.87 to Rs. 46.44.

Operating income

Operating margin was at 17.1%, US$29.0 million (Rs 1,151.4 million) against  19.8%, US$ 32.4 million (Rs 1,313.5 million) for the previous quarter. This includes forex exchange gain on hedging.

Operating margins Ex-forex was at 12.7%  ( 14% excluding one time charge ) compared to 14.6% in the previous sequential quarter.

Operating Income grew 15.5% on YoY basis as compared to $25.1 million (Rs 1,152.7 million) in the corresponding quarter last year. On Ex-forex basis Operating income declined by 18.4% driven largely by forex change duing the year

Other income

Other income (including interest and dividend income net of interest expenses, profit/loss on sale of investments and other miscellaneous income) was lower sequentially, in line with the estimates,  at US$ 3.6 million (Rs 144.3 million) as compared to US $ 7.1 million (Rs 286.7 million) in the previous quarter due to higher amount of fixed maturity treasury investments that matured during the previous quarter.

Profit before tax

Profit before tax for the quarter was at US$ 32.6 million (Rs. 1,295.8 million) as compared to US$ 39.4 million (Rs. 1,600.2 million) during previous quarter.

Income taxes

Income tax for the quarter was at US$ 5.0 million (Rs 198.0 million) at 15.3% effective tax rate on profit before tax lower than the previous quarter effective tax rate of 15.8%.

Net income

Consequently, net income for the quarter was at US$ 27.6 million (Rs 1,097.8 million) (US$ 29.8 excluding onetime charge), as compared to Q2 CY2007 net income of US$ 33.2 million (Rs 1,347.5 million). Increased focus on margin improvement during previous few quarters resulted in a YoY increase in net income by 23.9% (33.8% excluding one time charge) as compared to corresponding quarter of last year.

EPS

EPS for the quarter was at US$ 0.20 and US$ 0.40 per ADS marginally lower than US$ 0.24 per share and US $ 0.48 per ADS. EPS increased by 23.3 % on YoY basis from $0.16 per share or $0.32 per ADS.

Balance Sheet and Cash Flow changes

During the quarter, against net income of US$ 27.6 million (Rs 1,097.8 million), cash from operating activities was at US$ 39.8 million (Rs 1,583.6) net of changes in current assets and liabilities of US$ 7.0 million and non cash charges of US$ 5.2 million. These non cash charges comprise of depreciation and amortization of US$ 7.7 million and other charges of US$ (-) 2.5 million.

Net Cash used in investing activities was at US$ 57.9 million (Rs 2,301.8 million) which include net capital expenditure of US$ 35.0 million (Rs 1,390.6 million), net investment in securities at US$ 1.7 million (Rs. 66.3 million) and investment in affiliates of US$21.3 million (Rs 844.8 million)

Net cash inflow used in financing activities was at US$ 1.2 million (Rs 48.6 million) comprising of proceeds from common shares issued of US$ 0.6 million (Rs. 25.6 million) and dividend on common shares of US$ 1.8 million (Rs. 69.9 million) and (-) 0.1 million (Rs. 4.3 million) on other financing activities.

Overall cash and cash equivalents (including short term investments) at the close of 30th Sep 2007 were at US$ 322.9 million (Rs 12,833.4 million), compared to US$ US$ 330.7 million (Rs 13,418.2 million) at the close of Q2 CY2007.

At the end of Q3 CY2007, receivables were at US$ 140.1 million (Rs 5,570.8 million) as compared to US$ 123.8 million (Rs 5,024.5 million) in the previous sequential quarter. Days outstanding for the current quarter were at 77 days as compared to 70 days in Q2 CY2007.

Figures in Million INR except EPS and Share Data

CONSOLIDATED STATEMENT OF INCOME (RS. ‘000): BASED ON CONVENIENCE TRANSLATION

For the quarter / period ended

							2006
					Additional		(Excluding
	Sep 30	Jun 30	Sep 30		Provision in		additional
Particulars	2007	2007	2006	2006	2006		provisions)
Exchange rate $1 = INR	39.75	40.58	45.95	44.11	44.11		44.11
Revenues	6,735.7	6,628.1	6,970.9	25,533.1	—		25,533.1
Cost of revenues	4,470.1	4,303.0	4,376.4	15,872.2	(312.3)		16,184.5
Depreciation	183.6	189.0	153.1	623.5	—		623.5
Gross Profit	2,082.0	2,136.1	2,441.4	9,037.5	312.3	(1)	8,725.2	(1)
Sales and marketing expenses	436.8	481.4	507.2	1,900.7	—		1,900.7
General and administrative expenses	798.1	665.8	699.7	2,795.8	—		2,795.8
Provision for doubtful debts and advances	(8.0)	23.3	23.9	52.5	—		52.5
Foreign exchange (gain) / loss, net	(296.3)	(347.8)	58.0	121.2			121.2
Operating income	1,151.4	1,313.5	1,152.7	4,167.2	312.3		3,855.0
Other income / (expense), net	144.3	286.7	135.3	550.0	4.6		545.4
Income before income taxes	1,295.8	1,600.2	1,288.1	4,717.2	316.9	(2)	4,400.4	(2)
Income taxes	198.0	252.7	264.3	2,103.7	1,194.8		908.9
Net income/(loss)	1,097.8	1,347.5	1,023.8	2,613.6	(877.9	)(3)	3,491.4	(3)
Earning per share
- Basic	7.91	9.72	7.42	18.94	—		25.31
- Diluted	7.84	9.63	7.37	18.82	—		25.14
Weighted average number of common shares used in computing earnings per share
- Basic	138,704,702	138,646,132	137,940,096	137,957,477	—		137,957,477
- Diluted	139,958,237	139,978,442	138,861,054	138,904,860	—		138,904,860

**

Prior years’ tax review by IRS and the Department of Labor Review by Patni’s US Operations has resulted in the net reversals of additional provisions leading to an increase in Q2 2006 Gross Profit and Operating Income and a decrease in Q2 2006 Net Income.

(1)	due to reversal of payroll taxes for earlier years, net of accrual from DOL review
(2)	impact of 1, net of write-back of interest/penalty for earlier years
(3)	impact of re-assessed corporate taxes for earlier years, net of 2

Important Notes to this release:

•                 Fiscal Year

Patni follows a January – December fiscal year. The current review covers the financial and operating performance of the Company for the third quarter ended 30th Sep 2007

•                 U.S. GAAP

A Consolidated Statement of Income in US GAAP is available on page 3 of the Fact Sheet attached to this release

•                 Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

•                 Convenience translation

A Consolidated Statement of Income as per Convenience Translation prepared in accordance with US GAAP is available on page 8 of the Fact Sheet attached to this release. We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere in this document, or at all. Investors are cautioned to not rely on such translated amounts.

•                 Attached Fact Sheet  (results & analysis tables)

About Patni Computer Systems Ltd:

About Patni

Patni Computer Systems Limited (BSE: PATNI COMPUT, NSE: PATNI, NYSE: PTI) is a global provider of IT Services and business solutions, servicing Global 2000 clients. Patni caters to its clients through its industry-focused practices, including insurance, financial services, manufacturing, telecommunications and media, and its technology-focused practices.

With an employee strength of over 12,000; multiple global development centers spread across 12 cities worldwide; 21 international offices across the Americas, Europe and Asia-Pacific; Patni has registered revenues of US$ 579 million for the year 2006.

Patni’s service offerings include application development and maintenance, enterprise application solutions, product engineering services, infrastructure management services, business process outsourcing, quality assurance and engineering services.

Committed to quality, Patni adds value to its client’s businesses through well-established and structured methodologies, tools and techniques. Patni is an ISO 9001: 2000 certified and SEI-CMMi Level 5 organization, assessed enterprise wide at P-CMM Level 3. In keeping with its focus on continuous process improvements, Patni adopts Six Sigma practices as an integral part of its quality and process frameworks.

For more information on Patni, visit www.patni.com.

FOR MORE INFORMATION PLEASE CONTACT:

Investor Relations:

Gaurav Agarwal, Patni US; +1-617-914-8360; investors@patni.com

Gavin Desa/Aditya Bedi, Citigate Dewe Rogerson, India; +91-22-4007 5037/5023; gavin@cdr-india.com / aditya@cdr-india.com

Media Relations:

Heena Kanal, Patni India; +91-22-6693 0500; heena.kanal@patni.com

Tony Viola, Patni US; +1-617-914-8000; tony.viola@patni.com

IMPORTANT NOTE:

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, liability for damages on our service contracts, the success of the companies in which Patni has made strategic investments, withdrawal of governmental fiscal incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. The company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

-Ends-

PATNI COMPUTER SYSTEMS LIMITED

FINANCIAL AND OPERATIONS INFORMATION FOR THE

THIRD QUARTER ENDED SEP 30, 2007

October 31, 2007

Fact Sheet Summary Index

Ref Number	Description
A	US GaaP Financials
A1	Consolidated Statement of Income
A2	Consolidated Balance Sheet USGAAP
A3	Consolidated Cash Flow Statement USGAAP

B	Indian GaaP Financials
B1	Conslidated Statement of Income
B2	Consolidated Balance Sheet Indian GaaP
B3	Consolidated Cash Flow Statement Indian GaaP

C	Reconcilation between US GaaP and Indian GaaP Income Statement

D	US GaaP Financials Based on Convenience Translation
D1	Consolidated Statement of Income
D2	Consolidated Balance Sheet USGAAP
D3	Consolidated Cash Flow Statement USGAAP

E	Operational and Analytical Information

E1	Revenue Anlaysis
E2	Revenue-Client Metrics
E3	Efforts and Utlisation
E4	Employee Metrics

A1) CONSOLIDATED STATEMENT OF INCOME  – US GAAP

(US$ ‘000)

For the quarter / period ended

Particulars	Sep 30 2007	Sep 30 2006	YoY Change %	Jun 30 2007	QoQ Change %	2006
Revenue	169,452	151,707	11.7%	163,334	3.7%	578,851
Cost of revenues	112,456	95,243	18.1%	106,038	6.1%	359,832
Depreciation	4,618	3,332	38.6%	4,657	-0.8%	14,134
Gross Profit	52,378	53,132	-1.4%	52,638	-0.5%	204,885
Sales and marketing expenses	10,989	11,037	-0.4%	11,862	-7.4%	43,090
General and administrative expenses	20,078	15,227	31.9%	16,407	22.4%	63,382
Provision for doubtful debts and advances	(201)	520	-138.6%	574	-134.9%	1,191
Foreign exchange (gain) / loss, net	(7,455)	1,262	-690.8%	(8,572)	-13.0%	2,748
Operating income	28,967	25,086	15.5%	32,368	-10.5%	94,474
Other income / (expense), net	3,631	2,946	23.3%	7,065	-48.6%	12,468
Income before income taxes	32,598	28,032	16.3%	39,433	-17.3%	106,942
Income taxes	4,981	5,751	-13.4%	6,226	-20.0%	47,692
Net income/(loss)	27,617	22,281	23.9%	33,207	-16.8%	59,250
Earning per share
- Basic	$0.20	$0.16	23.3%	$0.24	-16.9%	$0.43
- Diluted	$0.20	$0.16	23.0%	$0.24	-16.8%	$0.43
Weighted average number of common shares used in computing earnings per share
- Basic	138,704,702	137,940,096		138,646,132		137,957,477
- Diluted	139,958,237	138,861,054		139,978,442		138,904,860

A2) CONSOLIDATED BALANCE SHEET USGAAP

(US$ ‘000)

Particulars	As on 30-Sep-07	As on 30-Jun-07	As on 30-Sep-06
Assets
Total current assets	537,987	529,718	424,943
Goodwill	67,053	51,246	40,172
Intangible assets, net	32,946	9,163	9,950
Property, plant, and equipment, net	166,871	159,000	109,617
Other assets	27,869	19,692	13,577
Total assets	832,726	768,819	598,259
Liabilities
Total current liabilities	172,459	145,054	123,410
Capital lease obligations excluding current installments	273	280	524
Other liabilities	10,330	13,222	12,556
Total liabilities	183,063	158,556	136,490
Total shareholders’ equity	649,663	610,262	461,769
Total liabilities & shareholders’ equity	832,726	768,819	598,259

A3) CONSOLIDATED CASH FLOW STATEMENT USGAAP

(US$ ‘000)

Particulars	Sep 30 2007	Jun 30 2007	Sep 30 2006	2006
Net cash provided by operating activities	39,839	36,173	9,640	59,091
Net cash used in investing activities	(57,906)	(9,406)	(16,578)	(155,426)
Capital expenditure, net	(34,985)	(18,484)	(12,129)	(48,537)
Investment in securities, net	(1,668)	9,078	(4,448)	(94,547)
Investment in subsidiary incl tax benefit on incentive stock option of Patni Telecom	(21,253)	—	—	(12,342)
Net cash provided / (used) in financing activities	(1,223)	(10,063)	(1,085)	(7,106)
Others	(107)	(114)	(72)	(391)
Common shares issued, net of expenses incl tax benefit arising on exercise of stock options	643	224	161	1,848
Dividend on common shares	(1,758)	(10,174)	(1,174)	(8,563)
Net increase / (decrease) in cash and equivalents	(19,289)	16,704	(8,023)	(103,441)
Effect of exchange rate changes on cash and equivalents	2,280	7,511	346	1,132
Cash and equivalents at the beginning of the period	61,822	37,607	53,027	148,820
Cash and equivalents at the end of the period	44,812	61,822	45,350	46,510

B1) CONSOLIDATED STATEMENT OF INCOME - INDIAN GAAP

(RS. ‘000)

For the quarter / period ended

Particulars	Sep 30 2007	Sep 30 2006	Y_Y Change %	Jun 30 2007	Q_Q Change %	2006
Sales and service income	6,747,357	6,999,399	-3.6%	6,587,768	2.4%	26,080,258
Other income	343,078	174,396	96.7%	761,320	-54.9%	556,869
Total income	7,090,435	7,173,795	-1.2%	7,349,088	-3.5%	26,637,127
Staff costs	4,017,333	3,976,536	1.0%	3,871,450	3.8%	14,447,266
Selling, general and administration expenses	1,802,935	1,719,891	4.8%	1,685,230	7.0%	6,763,551
Interest	39,851	22,103	80.3%	38,699	3.0%	189,635
Total expenditure	5,860,119	5,718,530	2.5%	5,595,379	4.7%	21,400,452
Net profit before tax and adjustments	1,230,316	1,455,265	-15.5%	1,753,709	-29.8%	5,236,675
Provision for taxation	236,752	275,657	-14.1%	274,222	-13.7%	2,567,682
Prior period adjustment	—	—		—		221,172
Profit/(loss) for the year after taxation	993,564	1,179,608	-15.8%	1,479,487	-32.8%	2,447,821
Profit and loss account, brought forward	13,459,475	8,649,780	55.6%	11,993,647	12.2%	8,877,279
Add: Adjustment on account of Employee Benefits	(57,547)			—
Amount available for appropriation	14,395,492	9,829,388	46.5%	13,473,134	6.8%	11,325,100
Proposed dividend on equity shares	—	—		1,144		414,846
Dividend on equity shares of subsidiary		—		—		—
Dividend tax	—	—		12,515		58,182
Transfer to general reserve	—	—		—		205,763
Profit and loss account, carried forward	14,395,492	9,829,388	46.5%	13,459,475	7.0%	10,646,309
Earning per share (Rs. per equity share of Rs. 2 each)
- Basic	7.16	8.55		10.67		17.74
- Diluted	7.09	8.49		10.54		17.60
Weighted average number of common shares used in computing earnings per share
- Basic	138,704,702	137,940,096		138,646,132		137,957,477
- Diluted	140,220,477	138,926,189		140,340,936		139,067,699

B2) CONSOLIDATED BALANCE SHEET - INDIAN GAAP

(RS. ‘000):

Particulars	As on 30-Sep-07	As on 30-Jun-07	As on 30-Sep-06
Assets
Current assets, loans and advances	10,294,568	10,414,510	9,014,490
Goodwill	4,324,856	3,705,687	3,512,601
Fixed assets(Net of Depreciation)	8,261,362	6,888,925	5,314,294
Investments	10,946,327	10,861,216	10,179,064
Deferred tax asset, net	476,737	429,501	481,789
Total assets	34,303,850	32,299,839	28,502,238
Liabilities
Current liabilities and provisions	7,379,662	6,341,723	5,970,221
Secured loans	21,432	24,679	30,635
Deferred tax liability, net	59,863	—	154,775
Total liabilities	7,460,957	6,366,402	6,155,631
Total shareholders’ equity	26,842,893	25,933,437	22,346,607
Total liabilities & shareholders’ equity	34,303,850	32,299,839	28,502,238

B3) CONSOLIDATED CASH FLOW STATEMENT - INDIAN GAAP (RS ‘000)

Particulars	Sep 30 2007	Jun 30 2007	Sep 30 2006	2006

Cash flows from / (used in) operating activities (A)	1,454,579	1,379,839	351,524	2,292,436

Cash flows used in investing activities (B)	(2,213,583)	(261,690)	(781,855)	(6,631,107)

Cash flows from / (used in) from financing activities (C)	(42,204)	(415,533)	(53,478)	(310,356)

Effect of changes in exchange rates (D)	69,784	179,631	58,100	2,296

Net decrease in cash and cash equivalents during the period (A+B+C+D)	(731,424)	882,247	(425,709)	(4,646,731)

Cash and cash equivalents at the beginning of the period	2,517,632	1,635,385	2,436,582	6,707,329

Cash and cash equivalents at the end of the period	1,786,208	2,517,632	2,010,873	2,060,598

C) Reconcilation of Income as per Indian GAAP and US GAAP

(RS. ‘000)

Particulars	Sep 30 2007	Sep 30 2006	Jun 30 2007	2006

Consolidated net income as per Indian GAAP	993,564	1,179,608	1,479,487	2,447,821
Acquisition of entity under common control	—	—	—	—
Income taxes	23,351	(2,028)	7,861	(133,791)
Fixed assets and depreciation	—		—	—
Amortisation of miscellaneous expenditure	—	—	—	—
Foreign currency differences	161,403	(85,115)	(86,717)	(153,501)
Employee retirement benefits	14,191	(12,830)	19,636	3,895
ESOP related Compensation Cost	(51,897)	(42,631)	(44,559)	(182,732)
Short provision for branch profit taxes in earlier years under Indian GAAP	—	—	—	—
Provision for decline in fair value of investment	—	—	—	—
Amortisation of Intangibles , arising on Business acquisition	(20,200)	(10,933)	(9,793)	(41,176)
Prior period adjustment - Impact of prior period tax estimate	—	—	—	765,595
Others	(1,277)	6,646	3,522	(21,878)
Total	125,571	(146,891)	(110,051)	236,412

Consolidated net income as per US GAAP	1,119,135	1,032,717	1,369,436	2,684,233

D1) CONSOLIDATED STATEMENT OF INCOME (RS. ‘000): BASED ON CONVENIENCE TRANSLATION

For the  quarter / period ended

Particulars	Sep 30 2007	Sep 30 2006	Jun 30 2007	2006
Exchange rate$1 = INR	39.75	45.95	40.58	44.11
Revenues	6,735,698	6,970,944	6,628,074	25,533,112
Cost of revenues	4,470,123	4,376,425	4,303,034	15,872,183
Depreciation	183,572	153,110	188,973	623,456
Gross Profit	2,082,003	2,441,409	2,136,067	9,037,473
Sales and marketing expenses	436,806	507,169	481,355	1,900,704
General and administrative expenses	798,085	699,655	665,801	2,795,773
Provision for doubtful debts and advances	(7,971)	23,878	23,285	52,536
Foreign exchange (gain) / loss, net	(296,350)	57,988	(347,847)	121,211
Operating income	1,151,433	1,152,719	1,313,473	4,167,249
Other income / (expense), net	144,335	135,340	286,736	549,986
Income before income taxes	1,295,768	1,288,059	1,600,209	4,717,235
Income taxes	198,012	264,254	252,660	2,103,684
Net income/(loss)	1,097,756	1,023,805	1,347,549	2,613,551
Earning per share
- Basic	7.91	7.42	9.72	18.94
- Diluted	7.84	7.37	9.63	18.82
Weighted average number of common shares used in computing earnings per share
- Basic	138,704,702	137,940,096	138,646,132	137,957,477
- Diluted	139,958,237	138,861,054	139,978,442	138,904,860

D2) CONSOLIDATED BALANCE SHEET USGAAP : BASED ON CONVENIENCE TRANSLATION

(RS. ‘000):

Particulars	As on 30-Sep-07	As on 30-Jun-07	As on 30-Sep-06
Exchange rate$1 = INR	39.75	40.58	45.95
Assets
Total current assets	21,384,977	21,495,966	19,526,121
Goodwill	2,665,368	2,079,563	1,845,905
Intangible assets, net	1,309,587	371,824	457,193
Property, plant, and equipment, net	6,633,132	6,452,229	5,036,915
Other assets	1,107,802	799,089	623,863
Total assets	33,100,866	31,198,670	27,489,997
Liabilities
Total current liabilities	6,855,263	5,886,300	5,670,691
Capital lease obligations excl. installments	10,847	11,370	24,061
Other liabilities	410,633	536,549	576,948
Total liabilities	7,276,744	6,434,219	6,271,700
Total shareholders’ equity	25,824,123	24,764,451	21,218,296
Total liabilities & shareholders’ equity	33,100,866	31,198,670	27,489,997

D3) CONSOLIDATED CASH FLOW STATEMENT USGAAP : BASED ON CONVENIENCE TRANSLATION

(RS ‘000)

Particulars	Sep 30 2007	Jun 30 2007	Sep 30 2006	2006
Exchange rate $1 = INR	39.75	40.58	45.95	44.11
Net cash provided by operating activities	1,583,618	1,467,914	442,951	2,606,508
Net cash used in investing activities	(2,301,768)	(381,692)	(761,740)	(6,855,856)
Capital expenditure, net	(1,390,643)	(750,073)	(557,336)	(2,140,979)
Investment in securities, net	(66,312)	368,381	(204,404)	(4,170,457)
Investment in subsidiary, net of cash acquired	(844,813)	—	—	(544,421)
Net cash provided / (used) in financing activities	(48,607)	(408,365)	(49,849)	(313,441)
Others	(4,264)	(4,624)	(3,318)	(17,242)
Common shares issued, net of expenses	25,553	9,102	7,398	81,500
Dividend on common shares	(69,895)	(412,843)	(53,929)	(377,699)
Net increase / (decrease) in cash and equivalents	(766,757)	677,857	(368,639)	(4,562,790)
Effect of exchange rate changes on cash and equivalents	90,621	304,798	15,881	49,914
Cash and equivalents at the beginning of the period	2,457,427	1,526,084	2,436,612	6,564,433
Cash and equivalents at the end of the period	1,781,290	2,508,739	2,083,854	2,051,557

E1) REVENUE ANALYSIS

Revenue By Geographical Segments	Sep 30 2007	Jun 30 2007	Sep 30 2006	2006
United States	78.0%	77.4%	82.1%	80.8%
Europe	15.1%	14.2%	9.7%	11.6%
Japan	3.1%	3.0%	3.8%	3.8%
Asia-Pacific (excluding Japan)	2.2%	3.5%	2.8%	2.3%
Rest of the world	1.6%	2.0%	1.6%	1.5%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Industry Verticals	Sep 30 2007	Jun 30 2007	Sep 30 2006	2006
Insurance	22.9%	23.6%	23.2%	23.2%
Manufacturing	25.9%	22.0%	22.5%	21.7%
Financial Services	14.2%	14.6%	15.6%	15.3%
Telecommunications	12.1%	14.1%	17.1%	18.9%
Growth Industries	8.4%	8.4%	6.9%	6.7%
Product Engineering Servcies	16.5%	17.3%	14.6%	14.2%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Service Offerings	Sep 30 2007	Jun 30 2007	Sep 30 2006	2006
Application Development & Maintenance	65.0%	64.4%	69.8%	70.8%
Enterprise Application Systems	13.5%	14.3%	14.2%	13.2%
Embedded Technology Services	11.1%	11.5%	9.7%	9.5%
Enterprise Systems Management	5.4%	5.8%	4.6%	4.6%
Others	5.0%	4.0%	1.8%	1.9%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Project Type	Sep 30 2007	Jun 30 2007	Sep 30 2006	2006
Time and Material	68.6%	68.1%	65.1%	64.8%
Fixed Price (including Fixed Price SLA)	31.4%	31.9%	34.9%	35.2%
Total	100.0%	100.0%	100.0%	100.0%

E2) CLIENT- REVENUE METRICS

Particulates	Sep 30 2007	Jun 30 2007	Sep 30 2006	2006
Top client	12.8%	10.7%	14.1%	14.6%
Top 5 Clients	35.6%	33.5%	36.9%	37.1%
Top 10 Clients	48.5%	46.9%	51.6%	53.1%
Client data
No of $1 million clients	83	72	71	74
No of new clients	31	25	27	92
No. of active Clients	293	267	235	239
% of Repeat Business	92.4%	92.7%	90.2%	91.5%

E3) EFFORTS AND UTLISATION

Efforts Mix	Sep 30 2007	Jun 30 2007	Sep 30 2006	2006
Onsite efforts	29.7%	30.7%	33.9%	33.3%
Offshore efforts	70.3%	69.3%	66.1%	66.7%
Total	100.0%	100.0%	100.0%	100.0%

Utilisation	Sep 30 2007	Jun 30 2007	Sep 30 2006	2006
Utilisation	72.5%	71.7%	72.3%	71.4%

E4) EMPLOYEE METRICS

	Sep 30 2007	Jun 30 2007	Sep 30 2006	2006
Total Employees	14,290	13,723	12,428	12,804
Offshore	11,323	10,832	9,648	10,009
Onsite	2,967	2,891	2,780	2,795
Total	14,290	13,723	12,428	12,804

Sales & Support Staff	1,422	1,370	1,278	1,251
Net Additions	567	627	(180)	1,002
Attrition (LTM) excluding BPO	27.6%	30.1%	24.6%	27.5%

NOTES:

•	Fiscal Year

Patni follows a January — December fiscal year. The current review covers the financial and operating performance of the Company for the quarter ended Sep 30, 2007.

•	U.S. GAAP

All figures in this release pertain to accounts presented as per U.S. GAAP unless stated otherwise.

•	Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

•	Convenience translation

We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere, or at all. Investors are cautioned to not rely on such translated amounts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: October 31, 2007	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary